SCHEDULE A,

Amended and Restated as of January 31, 2023,

to the

EXPENSE LIMITATION AGREEMENT,

dated December 10, 2020, between

THE ADVISORS’ INNER CIRCLE FUND III

and

RAYLIANT INVESTMENT RESEARCH

MAXIMUM ANNUAL OPERATING EXPENSE LIMITS

This Agreement relates to the following Funds of the Trust:

Name of Fund	Maximum Annual Operating Expense Limit	Initial Term End Date
Rayliant Quantamental China Equity ETF	0.80%	January 31, 2024
Rayliant Quantitative Developed Market Equity ETF	0.80%	January 31, 2024
Rayliant Quantamental Emerging Market Equity ETF	0.88%	January 31, 2024

ACKNOWLEDGED AND ACCEPTED BY:

THE ADVISORS’ INNER CIRCLE FUND III

By:	/s/ James Bernstein
Name:	James Bernstein
Title:	Vice President & Secretary

RAYLIANT INVESTMENT RESEARCH

By:	/s/ Phillip Wool
Name:	Phillip Wool
Title:	Managing Director, Portfolio Manager, RAYC/RAYD/RAYE